Filed by Aegerion Pharmaceuticals, Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aegerion Pharmaceuticals, Inc.

Commission File No. 001-34921

August 9, 2016 Second Quarter 2016 Financial Results

Forward-Looking Statements This press release contains forward-looking statements, including statements regarding: our expectations about JUXTAPID’s market opportunity; MYALEPT sales; the proposed transaction between QLT and Aegerion, the timing and financial and strategic benefits thereof, the expected impact of the transaction and private placement investment on the cash balance of the companies following the proposed merger; the financial aspects and results of our reductions in force and related matters; cash generation from Aegerion operations; the anticipated approval of MYALEPT in the EU and other regulatory activities related to MYALEPT; and the anticipated growth of the Aegerion business. These forward-looking statements are neither promises nor guarantees of future performance, and are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among others: the risk that we fail to receive, on a timely basis or otherwise, the required approvals by Aegerion and QLT shareholders and government or regulatory agencies that are necessary to close the merger; the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Aegerion and QLT operations will be greater than expected; the risk that market acceptance of JUXTAPID and MYALEPT in the U.S. may not continue at the levels we expect, and may be lower outside the U.S., including in Brazil, than we expect; the risk that the conversion of prescriptions for JUXTAPID or MYALEPT into patients on therapy may be lower than we expect or the drop-out rate may be higher than we expect; the risk that the prevalence of the diseases our products treat may be lower than our estimates, and that it may be more difficult to identify patients than we expect; the risk that the side effect profile or other results for our products in commercial use and in further clinical studies are inconsistent, in scope and severity, with the side effect profile and other results observed in the pivotal study of each drug; the risk that the negative impact of the launch of PCSK9 inhibitors on JUXTAPID sales will be greater than we currently expect, particularly in the U.S., where the negative impact has been greater than we expected to date, or that other competitive products will negatively impact our results; the risk that private or government payers may refuse to reimburse our products, or may impose onerous restrictions that hinder reimbursement or significantly limit or cap the price we charge or the number of reimbursed patients who receive our products; the risk that revisions to the JUXTAPID Risk Evaluation and Mitigation Strategies (REMS) Program may negatively impact our U.S. sales; the risk that our business may be negatively impacted if there are more Medicaid patients prescribed MYALEPT than we expect; the risk that named patient sales in Brazil and other key countries outside the U.S. may not be at the levels we expect; the risk that regulatory authorities in regions or countries where either of our products is not yet approved may refuse to approve such products or additional indications for such products, such approvals are not made on a timely basis or such approvals impose significant restrictions or require additional development; the risk that exchange rates will negatively impact the amount of net product sales recognized; the risk that the initiation of future clinical trials may be delayed; the risk that we will not be successful in our lifecycle management or business development efforts; the risk that our patent portfolio and marketing and data exclusivity may not be as strong as we anticipate; the risk of unexpected manufacturing issues affecting future supply; the risk that we incur more costs than we expect in responding to investigations, defending ourselves in litigation and resolving litigation; the risk that Silicon Valley Bank will accelerate our long-term debt; the risk that any of the foregoing may cause product sales revenue to be lower than we expect, or that we may incur unanticipated expenses in connection with our activities; the risk that we may not be able to enter into agreements with third parties respect to lomitapide as part of our strategic re-evaluation on acceptable terms, or at all, and the risk that our reputation may be harmed and we may be affected by negative publicity if we are unable to enter into agreements with third parties with respect to supplying lomitapide in the markets from which we intend to withdraw; the risk that we may not be able to successfully execute strategic plans, including our cost-reduction program; and the other risks inherent in the commercialization, drug development and regulatory approval process. In addition, Aegerion’s agreement in principle with the DOJ and the SEC relating to the investigations by these agencies and the terms of potential final settlements with these agencies include risks associated with the required approvals of final settlement terms by relevant government agencies, such as the proposed settlement with the DOJ being subject to approval of supervisory personnel within the DOJ and relevant federal and state agencies and approval by a U.S. District Court judge of the criminal plea and sentence and the civil settlement agreement, and the proposed settlement with the SEC being subject to review by other groups in the SEC and approval by the Commissioners of the SEC. The terms of the preliminary agreements in principle may change following further negotiations. The amount and terms of any final settlement may be substantially higher and less favorable than we anticipate based on the terms of the preliminary agreements in principle. Final settlement terms could include the imposition of additional penalties, further limiting our ability to conduct its business as currently conducted and as planned to be conducted. Additionally, the DOJ and the SEC each likely will outline their views of the factual background in connection with any final settlement. The government's recitation of their assessment of the background could lead to additional legal claims or investigations by state government entities or private parties and may have adverse effects on our existing class action litigation, commercial operations and contracts. For additional disclosure regarding these and other risks we face, see the disclosure contained in the "Risk Factors" section of Aegerion's Quarterly Report on Form 10-Q filed on August 9, 2016, and our other public filings with the Securities and Exchange Commission, available on the SEC's website at http://www.sec.gov. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise. Investors and others should note that we communicate with our investors and the public using our company website (www.aegerion.com) and our investor relations website (http://ir.aegerion.com), including but not limited to company disclosures; investor presentations and FAQs; Securities and Exchange Commission filings; press releases; public conference calls and webcasts. The information that we post on these websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested to review the information that we post there on a regular basis. The contents of our website shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended. . Unless otherwise noted, persons shown throughout this presentation are models used for illustrative purposes and are not patients.

Important Information for Investors and Shareholders Additional Information about the Proposed Transaction and Where to Find It This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus and no offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the proposed business combination between QLT and Aegerion. In connection with the proposed transaction, QLT filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/circular of Aegerion and QLT that also includes a prospectus relating to shares of QLT common stock to be issued in connection with the proposed transaction. After the registration statement on Form S-4 is declared effective, Aegerion and QLT will mail the joint proxy statement/circular to their respective shareholders in connection with the transaction. This communication is not a substitute for the registration statement, joint proxy statement/circular, prospectus or other documents that QLT and/or Aegerion may file with the SEC in connection with the proposed transaction. INVESTORS OF QLT AND AEGERION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/CIRCULAR, PROSPECTUS AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, AEGERION AND THE PROPOSED TRANSACTION. Aegerion shareholders will be able to obtain the registration statement, joint proxy statement/circular, and prospectus, as well as other filings containing information about Aegerion, QLT and the proposed transaction, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the SEDAR website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. Aegerion shareholders may also obtain these documents, free of charge, from Aegerion’s website (www.aegerion.com) under “Investors—Financial Information—SEC Filings” or by directing a request to Aegerion’s Secretary at Aegerion Pharmaceuticals, Inc., One Main Street, Suite 800, Cambridge, MA 02142. QLT shareholders may also obtain these documents, free of charge, from QLT’s website at www.QLTinc.com under “Investors—Securities Filings—Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Participants in the Solicitation The respective directors and executive officers of Aegerion and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Aegerion’s directors and executive officers is available or incorporated by reference in its Annual Report on Form 10-K filed with the SEC on March 15, 2016, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC and the CSA on February 25, 2016, as amended by its Annual Report on Form 10-K/A filed with the SEC and the CSA on April 29, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the registration statement, joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA.

Aegerion’s Roadmap Steps to Value Creation and Future Growth REPAIR immediate issues REALIGN cost structure Enhance PIPELINE Leverage Aegerion’s capabilities for TRANSFORMATIVE IMPACT

Novelion: A Strong, Global, Rare-Disease Focused Organization Steps to Value Creation and Future Growth Global infrastructure Local patient solutions Field force with experience establishing products in the marketplace Deep market knowledge Proven innovation Two commercial programs (Aegerion) and one late-stage clinical asset (QLT) Established clinical development program Significant leadership changes in management, board and compliance Novelion: Late-stage, rare disease asset providing longer-term risk mitigation and significant revenue and upside potential Novelion: Significant cash position Aegerion: Preliminary agreements in principle with SEC / DOJ Blue-chip shareholder support * Transaction expected to close in fourth quarter of 2016 Global Footprint Aegerion: Robust Commercial Capabilities Commitment to Rare Diseases Aegerion: New Management Transformation

Maximizing JUXTAPID Franchise U.S. Ended 2Q16 with 423 patients on therapy globally: Ended 2Q16 with 296 U.S. patients Continue to see erosion of JUXTAPID patients at a meaningful rate, due to the availability of PCSK9 inhibitors Expect continued role for JUXTAPID as a treatment for adult HoFH due to mechanism of action and efficacy in patients with little-to-no LDL receptor activity Anecdotes of patient switches back to JUXTAPID following insufficient PCSK9 therapy. Marketing effort underway to target core adult HoFH patients and their doctors; HCP engagement critical for retaining active patients International Anticipate marketing approval in Japan in 4Q16

MYALEPT Gaining Traction Internationally U.S. Ended 2Q16 with 116 patients on therapy globally: Ended 2Q16 with 94 U.S. patients GL patient identification and prescription generation on track; positive feedback from physicians and patients regarding treatment benefit Continue to experience long payer cycles from prescription to approval, however majority of patients ultimately being approved for therapy Evaluating potential for expansion of label into severe partial lipodystrophy International Recorded first ex-U.S. sales of MYALEPT Planning to submit MAA for metreleptin to treat GL & SPLA in the EU by end of 2016 Global opportunity for peak sales between $200 - $250M* *Assumes EU approval in generalized lipodystrophy; US & EU approvals in severe partial lipodystrophy

Second Quarter 2016 Financial Results Summary Q2 2016 Net Loss: GAAP: $(46.8)M, $(1.59) per share Non-GAAP*: $(21.4)M, $(0.72) per basic share Cash and cash equivalents: $46.1M at June 30, 2016 $64.5M at December 31, 2015 Reiterated Financial Guidance: Total full-year 2016 global net product sales: between $130 million and $150 million Full-year 2016 global net product sales of JUXTAPID: between $90 million and $100 million Full-year 2016 global net product sales of MYALEPT: between $40 million and $50 million *See Q2 2016 earnings press release issued 8/9/16 for GAAP to non-GAAP explanation 8 $60.8 $64.2 $44.5 $42.7 $40.4 $12.5 $10.7 $9.7 $0 $10 $20 $30 $40 $50 $60 $70 Q2 2015 Q2 2016 GAAP Operating Expenses (in millions) Other R&D SG&A $55.1 $61.9 $30.3 $2.3 $14.2 0 10 20 30 40 50 60 70 Q2 2015 Q2 2016 Total Net Product Sales ex-US US

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